CONSENT OF INDEPENDENT AUDITORS

We consent to the use in the Registration Statement on Form 40-F (the “Registration Statement”) of Zodiac Exploration Inc. (the “Corporation”) of our report dated September 27, 2010 with respect to the consolidated financial statements of Peninsula Resources Ltd. as at June 30, 2010 and 2009 and for the years then ended, included as an Exhibit in Form 40-F, and incorporated by reference in, the Corporation’s Registration Statement.

(s) STS Partners LLP

STS Partners LLP

May 31, 2011

CONSENT OF INDEPENDENT AUDITORS

We consent to the use in the Registration Statement on Form 40-F (the “Registration Statement”) of Zodiac Exploration Inc. (the “Corporation”) of our report dated September 27, 2010 with respect to the consolidated financial statements of Peninsula Resources Ltd. as at June 30, 2010 and 2009 and for the years then ended, included as an Exhibit in Form 40-F, and incorporated by reference in, the Corporation’s Registration Statement.

STS Partners LLP

May 31, 2011